U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the Fiscal semiannual period ended June 30, 2026

INDICIA CORPORATION

(Exact name of issuer as specified in its charter)

Florida	33-4828999
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

3762 Roscommon Dr., Suite 137

Ormond Beach, FL 32174

(Address, including zip code of principal executive office)

386-404-8817

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the six months ended June 30, 2026 and 2025. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

Results of Operations for the six months ended June 30, 2026 and June 30, 2025 (unaudited)

Gross Revenue: We generated $0 in gross revenue for the six months ended June 30, 2026 and for the six months ended June 30, 2025, as we had not yet commenced revenue-generating operations.

Operating Expenses: Operating expenses are comprised of general and administrative expenses of $26,258 for the six months ended June 30, 2026, compared to $75,000 for the six months ended June 30, 2025. The decrease of $48,742 was primarily attributable to the $75,000 bad debt expense recorded on our Note Receivable during the 2025 period, which did not recur in the 2026 period. General and administrative expenses for the 2026 period consisted of $7,875 of corporate filing fees, $7,000 of professional fees, $8,133 of IT and software expenses, and $3,400 of marketing expenses, partially offset by a net reversal of $150 of bank charges.

Other Income/(Expenses): Other income was $3,289 for the six months ended June 30, 2026, compared to $13,641 for the six months ended June 30, 2025. Other income for the 2026 period consisted of $7,252 of interest income on our Note Receivable, partially offset by a $3,442 credit loss expense on accrued interest and $521 of interest expense on our related-party notes payable. Other income for the 2025 period consisted of $3,005 of interest income and $12,676 of amortized interest income on our Note Receivable, partially offset by a $1,398 decrease in the fair value of the Contractual Right prior to its distribution as part of the spin-out of Indicia Capital, LLC, and $642 of interest expense on our related-party notes payable.

Net Income/Net Loss: We incurred a net loss of $22,969 for the six months ended June 30, 2026, compared to a net loss of $61,359 for the six months ended June 30, 2025. The $38,390 decrease in net loss was primarily attributable to the $48,742 decrease in general and administrative expenses described above, partially offset by a $10,352 decrease in other income.

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) issued by the Financial Accounting Standards Board (“FASB”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this document, we believe that the accounting policies discussed therein are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

The table below sets forth line items from the Company’s unaudited Statement of Operations for the period ending June 30, 2026 and June 30, 2025.

	Six months ended June 30, 2026	Six months ended June 30, 2025
Revenue	$-	$-
Gross profit	-	-
General and administrative expenses	26,258	75,000
Total operating expenses	26,258	75,000
Net operating loss	(26,258)	(75,000)
Interest income	7,252	3,005
Amortized interest income	-	12,676
Change in fair value of contractual right	-	(1,398)
Interest expense	(521)	(642)
Credit loss expense	(3,442)	-
Total other income	3,289	13,641
Net loss	$(22,969)	$(61,359)
Basic and diluted loss per common share	$(0.01)	$(0.03)
Weighted average shares outstanding — basic and diluted	4,200,000	1,945,856

Liquidity and Capital Resources

As of June 30, 2026, we had cash of $39,793 and working capital of $61,509, compared to cash of $9,543 and working capital of $74,204 as of December 31, 2025. For the six months ended June 30, 2026, net cash used in operating activities was $23,330, primarily reflecting our net loss of $22,969 for the period. Net cash provided by investing activities was $23,190, consisting of principal collections on our Note Receivable under the modified payment arrangement described below. Net cash provided by financing activities was $30,390, consisting of $20,290 of advances from related parties, $10,000 of stock subscription received in advance, and $100 from the issuance of common stock. Subsequent to June 30, 2026, the $10,000 stock subscription received in advance was rescinded and the amount was refunded to the shareholders.

In March 2026, we entered into a modified payment arrangement with the borrower under our Note Receivable, permitting repayment of $9,000 per month commencing April 1, 2026 and continuing until all principal and interest due are paid in full. During the six months ended June 30, 2026, we received three monthly payments totaling $27,000 under this arrangement, of which $23,190 was applied against principal. As of June 30, 2026, the Note Receivable had a net carrying amount of $51,810, after a $75,000 allowance for credit losses. We expect this arrangement to provide a source of recurring cash inflow going forward, although it remains subject to the borrower’s continued performance under the restructured terms.

We believe our cash balance is not sufficient to fund our operations for any period of time. Our primary sources of liquidity to date have been proceeds from the issuance of common stock, related-party debt financing, and capital contributions from our shareholders. We do not have any committed external sources of capital and have been utilizing and may utilize funds from our related parties, who have informally agreed to advance funds to pay for the offering costs, filing fees, and professional fees. We anticipate additional internal financing in the near future or later. This type of financing is expected to be based on similar material terms to the previous loans, in the form of promissory notes and bearing interest at 7% per annum.

Long-term financing beyond the maximum aggregate amount of this offering may be required to expand our business. The exact amount of funding will depend on the scale of our development and expansion. We currently have not planned our expansion, and we have not decided yet on the scale of our development and expansion and on the exact amount of funding needed for our long-term financing.

Our independent registered public accountant has issued a going concern opinion. This means that there is doubt that we can continue as an ongoing business for the next twelve months unless we obtain additional capital to cover our expenses. This is because we have not generated revenues and no revenue is anticipated until we complete our initial business development. There is no assurance we will ever reach that stage.

Our liquidity may be impacted by a number of risks and uncertainties, including:

●	Economic Conditions: A downturn in the economy could negatively affect our ability to raise capital.

●	Credit Market Volatility: If the credit markets remain restrictive, our ability to obtain financing on favorable terms may be limited.

●	Operational Risks: Any disruptions in our operations, including supply chain issues or regulatory changes, could impact our ability to raise capital.

Cash Flows

Cash Flows used in Operating Activities

For the six months ended June 30, 2026, net cash used in operating activities was $23,330, primarily reflecting our net loss of $22,969 for the period. For the six months ended June 30, 2025, net cash used in operating activities was $0, as our net loss of $61,359 was fully offset by non-cash adjustments, including a $75,000 allowance for credit losses, partially offset by $12,676 of amortized interest income.

Cash Flows from Investing Activities

For the six months ended June 30, 2026, net cash provided by investing activities was $23,190, consisting of principal collections on our Note Receivable under the modified payment arrangement described above. For the six months ended June 30, 2025, net cash used in investing activities was $150,000, consisting of the funding of our Note Receivable to a related party.

Cash Flows from Financing Activities

For the six months ended June 30, 2026, net cash provided by financing activities was $30,390, consisting of $20,290 of advances from related parties, $10,000 of stock subscription received in advance, and $100 from the issuance of common stock. For the six months ended June 30, 2025, net cash provided by financing activities was $150,100, consisting of $100,100 from the issuance of common stock and $50,000 of capital contributions from our shareholders.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 2. Other Information

None.

Item 3. Financial Statements

INDICIA CORPORATION

BALANCE SHEET

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS

Current Assets
Cash and equivalents	$39,793	$9,543
Note receivable - related party (net of allowance)	51,810	75,000
Other receivable (net of allowance)	-	-
Prepaid expenses	882	-
Total Current Assets	92,485	84,543

Total Assets	$92,485	$84,543

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	$686	$339
Notes payable - related parties	10,000	10,000
Related party payables	20,290	-
Total Current Liabilities	30,976	10,339

Non-Current liabilities
Note payable - related party	5,000	5,000
Accrued interest	919	745
Total Non-Current Liabilities	5,919	5,745
Total Liabilities	36,895	16,084

Commitments and Contingencies (Note 10)

Stockholders’ Equity
Common stock (Authorized) 100,000,000 at No par value, 4,200,100 and 4,200,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively.	131,677	131,577
Stock subscription receivable	(100)	(100)
Stock subscription received in advance	10,000	-
Accumulated deficit	$(85,987)	$(63,018)
Total Stockholders’ Equity	55,590	68,459

Total Liabilities and Stockholders’ Equity	$92,485	$84,543

The accompanying notes are an integral part of the financial statements.

INDICIA CORPORATION

STATEMENT OF OPERATIONS

(UNAUDITED)

	For the period ended June 30, 2026	For the period ended June 30, 2025

Revenue	$-	$-
Gross Profit	-	-

Operating Expenses
General and administrative expenses	26,258	75,000
Total operating expenses	(26,258)	(75,000)

Net operating loss	(26,258)	(75,000)

Other Income/(Expenses)
Interest income	7,252	3,005
Amortized interest income	-	12,676
Change in fair value of contractual right	-	(1,398)
Interest expense	(521)	(642)
Credit loss expense	(3,442)	-
Total other income	3,289	13,641
Net loss before taxes	(22,969)	(61,359)

Provision for taxes
Net loss	$(22,969)	$(61,359)

Basic and diluted earning per common shares	$(0.01)	$(0.03)
Weighted average shares outstanding basic and diluted	4,200,000	1,945,856

The accompanying notes are an integral part of the financial statements.

INDICIA CORPORATION

STATEMENT OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Common Stock		Stock subscription	Stock subscription received in	Accumulated
	Shares	Amount ($)	receivable	advance	Deficit	Total

Balance January 01, 2026	4,200,000	$131,577	$(100)	-	$(63,018)	$68,459
Issuance of Common stock	100	100	-	-	-	100
Stock subscription received in advance	-	-	-	10,000	-	10,000
Net loss	-	-	-	-	(22,969)	(22,969)
Balance June 30, 2026	4,200,100	$131,677	$(100)	$10,000	$(85,987)	$55,590

Balance January 01, 2025	-	-	-	-	-	-
Issuance of Common stock	4,200,000	100,200	(100)	-	-	100,100
Distribution of contractual right to owners	-	(28,623)	-	-	-	(28,623)
Transferring of related-party debt	-	50,000	-	-	-	50,000
Net loss	-	-	-	-	(61,359)	(61,359)
Balance June 30, 2025	4,200,000	$121,577	$(100)	$-	$(61,359)	$60,118

The accompanying notes are an integral part of the financial statements.

INDICIA CORPORATION

STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the period ended June 30, 2026	For the period ended June 30, 2025

Net Loss	$(22,969)	$(61,358)
Adjustment to reconcile net loss to net cash used in operating activities:
Allowance for Bad Debt	-	75,000
Credit loss expense	7,252	-
Amortized interest income	-	(12,676)
Change in fair value of contractual right	-	1,398
Cash flows from operating activities
Changes in operating assets and liabilities:
Other receivable	(7,252)	(3,005)
Prepaid expenses	(882)	-
Accounts payable and accrued expenses	347	-
Accrued interest	174	642
Net cash used in operating activities	(23,330)	-

Cash flows from investing activities
Note receivable - related party	23,190	(150,000)
Net cash used in investing activities	23,190	(150,000)

Cash flows from financing activities
Stock issuance	100	100,100
Stock subscription received in advance	10,000	-
Capital contribution	-	50,000
Related party payables	20,290	-
Note payable - related party	-	-
Net cash provided by financing activities	30,390	150,100

Net change in cash	30,250	100
Cash at beginning of period	9,543	-
Cash at end of period	$39,793	$100
Supplemental cash flows disclosures:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash investing and financing activities
Stock subscription receivable	$100	$100
Investment in equity	$-	$30,021
Distribution of contractual right to owners	$-	$(28,623)
Related-party debt retirement	$-	$50,000

The accompanying notes are an integral part of the financial statements.

INDICIA CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

NOTE 1 – ORGANIZATION AND BUSINESS

Indicia Corporation (the “Company”) is a corporation established under the corporation laws in the State of Florida on April 07, 2025.

Indicia Capital Inc. was incorporated in the State of Florida on November 20, 2024, and converted to Indicia Capital LLC on April 16, 2025.

On June 22, 2025, Indicia Capital LLC, the Company’s wholly owned subsidiary, was spun out to Blue Ridge Capital LLC and 777 Capital Partners LLC. Under the terms of the spin-out agreement, all rights to the $150,000 Note Receivable issued by Helio Corporation were assigned to Indicia Corporation. The remaining assets of the subsidiary, including the $50,000 notes payable, were transferred to Indicia Capital LLC as part of the spin-out.

The Company is a consulting company and specialty lender serving AI and other emerging technology companies. The Company has adopted December 31 fiscal year end.

NOTE 2 – GOING CONCERN

The Company’s financial statements as of June 30, 2026 have been prepared using generally accepted accounting principles in the United States of America (“US GAAP”) applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking third party equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepared consolidated financial statements through spin-out date June 22, 2025 and included the accounts of its wholly owned subsidiary, Indicia Capital LLC. As a result of the spin-out, the Company no longer has any subsidiaries or entities under its control. Therefore, consolidated financial statements are no longer required, and the accompanying financial statements present the standalone financial position, results of operations, and cash flows of the parent company. These financial statements are presented on accrual basis in accordance with US GAAP.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Due to the limited level of operations, the Company’s significant estimates primarily relate to the allowance for credit losses on the Note Receivable and the assumption that the Company is a going concern. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Income taxes are provided in accordance with Accounting Standards Codification (“ASC”) 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company had no taxable income during the periods ending June 30, 2026 and June 30, 2025.

Fair Value of Financial Instruments

ASC 825, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments. ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 31, 2026 and December 31, 2025. A three-tier fair value hierarchy which prioritizes the inputs used in the valuation methodologies is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

During the year ended December 31, 2025, the Company measured the Contractual Right to receive shares at fair value using Level 3 inputs prior to its distribution. Refer to Note 4.

As of December 31, 2025, the carrying amounts of the Company’s financial instruments, including the note receivable, other receivables, accounts payable and accrued expenses, approximate their respective fair value due to the short-term nature of these instruments.

As of June 30, 2026 and December 31, 2025, the Company does not have any assets or liabilities required to be measured at fair value on a recurring basis in accordance with the Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurement.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

The Company adopted ASC Topic 606, “Revenue from Contracts with Customers”, and all related interpretations for recognition of the Company’s revenue from services.

Revenue is recognized when the following criteria are met:

-	Identification of the contract, or contracts, with customer.

-	Identification of the performance obligations in the contract.

-	Determination of the transaction price.

-	Allocation of the transaction price to the performance obligations in the contract; and

-	Recognition of revenue when, or as, the Company satisfies a performance obligation.

No revenue was generated during the periods ending June 30, 2026 and June 30, 2025.

Other Income

The Company generates other income from interest earned on its Note Receivable. Interest income is recognized using the contractual interest rate over the term of the loan. Accrued interest is presented separately from the Note Receivable in the accompanying balance sheets.

Accounts Receivable

The Company’s accounts receivable are recorded when billed and represent claims against third parties that will be settled in cash. Accounts receivable are stated at the amount management expects to collect, net of an allowance for credit losses.

The Company estimates its allowance for credit losses in accordance with ASC 326, Financial Instruments — Credit Losses (CECL), which requires estimation of expected credit losses over the contractual life of receivables based on historical loss experience, current conditions, and reasonable and supportable forecasts. The allowance is reviewed and adjusted each reporting period through bad debt expense, and receivables are written off when deemed uncollectible.

As of June 30, 2026 and December 31, 2025, the Company had no accounts receivable and, accordingly, no allowance for credit losses was recorded.

Notes Receivable

Notes receivable are recorded at face value upon issuance and carried at amortized cost. Interest income is accrued over time, based on the stated interest rate in the agreement and recognized in the statements of operations on a time-proportionate basis, regardless of when payments are received. The Company periodically evaluates the collectability of both principal and interest and recognizes an allowance for credit losses when impairment is indicated. If circumstances indicate that collection of future interest is not probable, the Company may discontinue the accrual of interest income and place the note on nonaccrual status.

Notes receivable are presented net of an allowance for credit losses that represents future expected credit losses over the life of the receivables based on current information and forward-looking economic considerations. Management evaluated the note receivable balance as of June 30, 2026 and December 31, 2025 and recorded an allowance for expected credit losses based on the estimated collectability of both principal and accrued interest.

Commitments and Contingencies

The Company follows ASC 440 & ASC 450, subtopic 450-20 of the FASB ASC to report accounting for contingencies and commitments respectively. Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur.

The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Earnings per Share

ASC 260, “Earnings Per Share”, specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock.

Basic net income (loss) per share amount is computed by dividing the net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

Segment Information

The Company operates as a single operating segment and single reportable segment. Operating segments are defined as components of a business that can earn revenue and incur expenses and for which discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM, the Chief Executive Officer (“CEO”), allocates resources and assesses performance based upon financial information due to the interconnected relationship of the Company’s products to the same customers, therefore manages its business as a single operating segment.

New Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update (ASU) 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires public business entities to disclose, in the notes to the financial statements, disaggregated information about specific categories of expenses (such as purchases of inventory, employee compensation, depreciation, and intangible asset amortization) included in relevant income statement expense captions, on both an annual and interim basis. In January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03 for non-calendar year-end entities. As clarified, ASU 2024-03 is effective for the Company for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its financial statement disclosures; the ASU affects disclosure only and is not expected to have an impact on the Company’s financial position, results of operations, or cash flows.

There were various other accounting standards and interpretations issued recently, none of which are expected to have a material impact on the Company’s financial position, operations, or cash flows.

NOTE 4 - SUBSIDIARY DISPOSITION

On June 22, 2025, the Company completed the spin-out of its wholly owned subsidiary, Indicia Capital, LLC, to Blue Ridge Capital, LLC and 777 Capital Partners, LLC (collectively “Buyer”) – related parties. The Buyer is a related party, as the Company and the Buyer are under common control by virtue of majority shareholding. As of the date of the transaction, Indicia Capital, LLC was holding only two assets.

i)	A $150,000 promissory note (the “Note Receivable”) issued by Helio Corporation to Indicia Capital, LLC dated April 16, 2025; and

ii)	the contractual right to receive 15,000 restricted shares of Helio Corporation (HLEO) common stock (the “Contractual Right”).

As per the agreement, Indicia Corporation (the “Seller”) retained 100% of all rights in the Note and all monies due thereunder (which were assigned to the Seller from Indicia Capital, LLC), while the Contractual Right remained in Indicia Capital, LLC and therefore transferred, together with the ownership of Indicia Capital, LLC, to the Buyer. The Note Receivable retained by the Company is presented on the balance sheet at its carrying amount, net of the allowance for credit losses, while accrued interest, also net of the allowance for credit losses, is presented separately as other receivable.

The Contractual Right represented non-cash consideration provided by the borrower as an inducement for the lender to enter into the loan. Management concluded that the asset obtained was the contractual right to receive the shares rather than legal ownership of the shares themselves. Accordingly, the Contractual Right was initially recognized as a loan discount with a corresponding contractual right asset measured at fair value in accordance with the Company’s valuation methodology. The Contractual Right was initially recognized on April 16, 2025 at $30,021, representing the discount recorded on the Note Receivable – related party at issuance. The Contractual Right was subsequently remeasured to $28,623 as of June 22, 2025, immediately before the spin-out. The $1,398 decrease in fair value between initial recognition and the spin-out date was recognized as a loss in the Statements of Operations, within change in fair value of investment. As a result of the spin-out of Indicia Capital, LLC, the Contractual Right was distributed to the new owners as part of the transfer of the subsidiary and was therefore removed from the Company’s balance sheet at its carrying amount immediately before the distribution. In addition to the Contractual Right, the Company transferred the outstanding related-party notes payable of $50,000 and the associated accrued interest on the same date as part of the spin-out. The distribution of these items was accounted for separately from the spin-out transaction as a nonreciprocal transfer to owners.

NOTE 5 - NOTE RECEIVABLE – RELATED PARTY

In April 2025, Indicia Capital, LLC (subsidiary) provided a loan to a related party Helio Corporation of $150,000. Interest is accrued annually at 9.75% per annum. There are no minimum monthly payments. Interest and principal were originally due in October 2025. As additional consideration for the making of this Note, Helio Corporation agreed to transfer 15,000 restricted shares to Indicia Capital, LLC. The contractual right related to 15,000 restricted shares would have been restricted and subject to a six-month lock-up from the IPO pricing date and the borrower agreed to register the shares 150 days after the IPO closing. The contractual right represented non-cash consideration provided by the borrower as an inducement for the lender to enter into the loan. This constituted an origination fee in-kind and has been accounted for as a loan discount. Management concluded that the asset obtained was the contractual right to receive the shares rather than legal ownership of the shares themselves. Accordingly, the Contractual Right was initially recognized as a loan discount with a corresponding contractual right asset measured at fair value in accordance with the Company’s valuation methodology. As a result of the spin-out of Indicia Capital, LLC, the Contractual Right transferred with the subsidiary and was removed from the Company’s balance sheet.

On June 22, 2025, as a result of the disposition of Indicia Capital, LLC (Note 4), entitlement to this Note Receivable was transferred to Indicia Corporation.

For the year ended December 31, 2025, interest earned on this note was $10,311.

For the period ended June 30, 2026, interest earned on this note was $7,252.

The Note Receivable had a principal balance of $150,000 as of December 31, 2025. The carrying amount presented on the balance sheet reflects the gross principal balance, net of a $75,000 allowance for credit losses. Accrued interest receivable totaled $10,311 as of December 31, 2025 and was fully reserved through an allowance for credit losses based on management’s assessment of collectability.

During the year ended December 31, 2025, the Company evaluated the collectability of this note. Based on the counterparty’s creditworthiness and the note’s default on October 16, 2025, the Company recorded an allowance for credit losses of $75,000 as of December 31, 2025.

As on March 23, 2026, the Company and the Helio Corporation entered into a modified payment arrangement permitting repayment in specified installments over a defined period. Under the Agreement, the Company agreed to pay $9,000 per month, commencing April 1, 2026 and continuing on the first day of each month until all principal and interest due under the notes are paid in full. Provided payments are made timely, the note holders agreed to take no further action to pursue default or collection remedies under the notes. In the event of a payment default under the Agreement, the notes’ original terms remain in full force, except that no default interest rate applies; interest continues to accrue at the stated rate of 9.75% until paid in full.

As of June 30, 2026, the Note Receivable had a principal balance of $126,810. The carrying amount presented on the balance sheet reflects the gross principal balance, net of a $75,000 allowance for credit losses. Accrued interest receivable totaled $17,563 as of June 30, 2026 and was fully reserved through an allowance for credit losses based on management’s assessment of collectability.

NOTE 6 - NOTES PAYABLE – RELATED PARTIES

During April 2025, the Company entered into financing arrangements with Douglas S. Hackett and Blue Ridge Capital, LLC, each in the principal amount of $25,000, bearing interest at 7.0% per annum. In connection with the spin-out of Indicia Capital, LLC on June 22, 2025 (Note 4), these notes transferred with the subsidiary and ceased to be obligations of the Company.

During July 2025, the Company entered into financing arrangements with Blue Ridge Capital, LLC and 777 Capital Partners, LLC, each in the principal amount of $5,000, bearing interest at 7.0% per annum and maturing one year from the date the funds were received.

During September 2025, the Company entered into a financing arrangement with Douglas S. Hackett in the principal amount of $5,000, bearing interest at 7.0% per annum and maturing two years from the date the funds were received.

The above lenders are related parties by virtue of their common ownership.

As of June 30, 2026 and December 31, 2025, related party notes payable with aggregate principal balances of $15,000 respectively remained outstanding. Accrued interest payable on these notes totaled $1,605 and $1,084 as of June 30, 2026 and December 31, 2025, respectively.

NOTE 7 - STOCKHOLDERS’ EQUITY

The total number of common shares authorized that may be issued by the Company is 100,000,000 shares with a par value of nil.

During the month of April 2025, the Company issued 4,200,000 shares of common stock with a par value of nil against cash consideration of $100,000 and stock subscription receivable of $200. In May 2025, the Company collected $100 out of the $200 due against subscription receivable from the shareholders.

During the year ended December 31, 2025, the Company distributed the contractual right to receive Helio shares to its owners as part of the spin-out of Indicia Capital LLC. The carrying amount of the contractual right immediately prior to distribution was $28,623 and was recognized as a reduction of stockholders’ equity.

As part of the spin-out of Indicia Capital, LLC, related-party notes payable with a carrying amount of $50,000 were transferred with the subsidiary. The transfer was recognized as a capital contribution and increased additional paid-in capital.

During the year ended December 31, 2025, the Company’s shareholders contributed $10,000 to the Company’s capital.

During the month of March 2026, the Company issued 100 shares of common stock with a par value of nil against cash consideration of $100.

There were 4,200,100 and 4,200,000 shares of common stock issued and outstanding as of June 30, 2026 and December 31, 2025 respectively.

NOTE 8 – INCOME TAXES

The Company has established deferred tax assets and liabilities for the recognition of future deductions or taxable amounts and operating loss carry-forwards. Deferred tax expense or benefit is recognized as a result of the change in the deferred tax asset or liability during the period using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company evaluates the realizability of its deferred tax assets on a jurisdiction-by-jurisdiction basis at each reporting date. A valuation allowance is established when it is more likely than not (a likelihood of more than 50%) that some portion, or all, of a deferred tax asset will not be realized. In making this assessment, management considers the Company’s cumulative losses since inception (November 20, 2024), the absence of a history of generating taxable income, the lack of any carryback potential, and the uncertainty surrounding the timing and amount of future taxable income. Because the Company has not yet established a history of profitability and there is currently no other objectively verifiable evidence that its deferred tax assets will be realized, management has concluded that it is not more likely than not that the deferred tax assets will be realized and has therefore recorded a full valuation allowance against its net deferred tax assets as of June 30, 2026 and December 31, 2025.

The components of the Company’s net deferred tax asset are primarily attributable to its federal net operating loss carry forward. Net operating losses generated in tax years beginning after December 31, 2017, do not expire but are limited to offsetting 80% of taxable income in future years. As of June 30, 2026, the Company had a federal net operating loss carry forward of approximately $85,987 (December 31, 2025: $63,018), resulting from its net loss before income taxes accumulated over the period. The components of the deferred tax asset and the related valuation allowance as of June 30, 2026 and December 31, 205 are as follows:

	June 30, 2026	December 31, 2025
Deferred tax assets:
Federal net operating loss carry forward	$18,057	$13,234
Total deferred tax assets	18,057	13,234
Less: valuation allowance	(18,057)	(13,234)
Net deferred tax asset	$-	$-

During the period ended June 30, 2026, the valuation allowance increased by $4,823, from $13,234 as of December 31, 2025, corresponding to the increase in the federal net operating loss carry forward generated during the period.

A reconciliation of the income tax benefit computed at the U.S. federal statutory rate to the Company’s recorded income tax provision for the period ended June 30, 2026 and for the year ended December 31, 2025 is as follows:

	June 30, 2026	December 31, 2025
Net loss before income taxes	$(22,969)	$(63,018)
U.S. federal statutory tax rate	21%	21%
Income tax benefit at statutory rate	(4,823)	(13,234)
Increase in valuation allowance	4,823	13,234
Income tax provision	$-	$-
Effective tax rate	0%	0%

The Company has no unrecognized tax benefits and no accrued interest or penalties related to uncertain tax positions as of June 30, 2026 and December 31, 2025. The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by taxing authorities for all tax years since inception, as no returns have yet been filed or examined.

NOTE 9 – RELATED PARTY TRANSACTIONS

During the period ended June 30, 2026, the Company owed its shareholders $20,290 for expenses paid by them on behalf of the Company. In addition, the Company’s shareholders advanced $10,000 as an advance against subscription of shares during the period.

During the year ended December 31, 2025, the Company reimbursed $3,807 to its Chief Executive Officer for expenses he paid on behalf of the Company. In addition, the Company’s shareholders contributed $10,000 to the Company’s capital during the year.

No related-party transactions occurred during the periods ended June 30, 2026 and December 31, 2025, other than those disclosed above and in “Note 4 - Subsidiary Disposition,” “Note 5 - Note Receivable – Related Party,” and “Note 6 - Notes Payable – Related Parties.” These transactions are not necessarily indicative of the terms and conditions that would have been obtained in comparable transactions with unrelated third parties.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’ business. As of June 30, 2026 and December 31, 2025, the Company was not involved in any lawsuits or legal proceedings.

NOTE 11 – SUBSEQUENT EVENTS

Subsequent to the period end, the amount of $10,000 received from the Company’s shareholders against subscription of shares was rescinded and the amount was refunded to the shareholders.

The Company evaluated all events or transactions that occurred through September 20, 2026. The Company determined that it does not have any subsequent event except those that have been disclosed above, requiring recording or disclosure in these financial statements.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation of Indicia Corporation (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A (File No, 024-12662) filed on September 09, 2025)
2.2	Bylaws of Indicia Corporation (Incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A (File No, 024-12662) filed on September 09, 2025)
4.1	Form of Subscription Agreement of Indicia Corporation (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A (File No, 024-12662) filed on September 09, 2025)
6.1	Unsecured Promissory Note in the principal sum of $25,000, of Indicia Corporation as Maker and dated April 16, 2025 (Incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A (File No, 024-12662) filed on September 09, 2025)
6.2	Unsecured Promissory Note in the principal sum of $25,000, of Indicia Corporation as Maker and dated April 16, 2025 (Incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A (File No, 024-12662) filed on September 09, 2025)
6.3	Unsecured Promissory Note in the principal sum of $150,000, of Helio Corporation as Maker and dated April 16, 2025 (Incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A (File No, 024-12662) filed on September 09, 2025)
6.4	Equity Sale and Transfer agreement of Indicia Corporation as Seller and dated June 22, 2025 (Incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A (File No, 024-12662) filed on September 09, 2025)
6.5	Unsecured Promissory Note in the principal sum of $5,000, of Indicia Corporation as Maker and dated July 7, 2025 (Incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A (File No, 024-12662) filed on September 09, 2025)
6.6	Unsecured Promissory Note in the principal sum of $5,000, of Indicia Corporation as Maker and dated July 7, 2025 (Incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A (File No, 024-12662) filed on September 09, 2025)
6.7	Unsecured Promissory Note in the principal sum of $5,000, of Indicia Corporation as Maker and dated September 09, 2025 (Incorporated by reference to Exhibit 6.7 of the Company’s Annual Report on Form 1-K (File No. 024-01055) filed on August 28, 2026)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-SA is true and correct to the best of its knowledge and belief and has duly signed this Form 1-SA in Ormond Beach, FL on September 28, 2026.

Indicia Corporation

	By:	/s/ Jim Byrd
Date: September 28, 2026		Jim Byrd
CEO, Chairman, Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Jim Byrd	CEO, Principal Executive Officer, Principal	September 28, 2026
Jim Byrd	Financial Officer, Director